UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 0-26714

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [X] Form 10-Q
[ ] Form N-SAR    [ ] Form N-CSR

         For Period Ended: January 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________
_____________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  ADE Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  80 Wilson Way

City, State and Zip Code:  Westwood, Massachusetts 02090

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on
[ ] Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Through no fault of the Registrant, the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2003 (the "Form 10-Q") was filed at 9:33 a.m. on March 18, 2003, instead of on the prescribed due date of March 17, 2003 (the "Due Date"). The Registrant utilizes Merrill Corporation ("Merrill"), a financial printer, to make its filings of periodic reports via EDGAR. The Registrant had completed all necessary revisions to the Form 10-Q and submitted them to Merrill by 3:15 p.m. on the Due Date. Despite several requests, the Registrant did not receive a final "proof" from Merrill until 5:06 p.m. At 5:15 p.m. on the Due Date, the Registrant authorized Merrill in writing to file the Form 10-Q, in advance of the 5:30 p.m. EST EDGAR deadline necessary to have the Form 10-Q deemed to be filed on the Due Date. At 5:15 p.m., the Registrant believed, based on its past experience with Merrill and its explicit written authorization, that the Form 10-Q would be timely filed.

         At 5:35 p.m., Merrill contacted the Registrant and informed the Registrant that it had failed to file the Form 10-Q before 5:30 p.m., despite having received the Registrant's filing authorization sufficiently in advance of the filing deadline. The Registrant promptly filed the Form 10-Q prior to the opening of the trading of its stock the following morning. The purpose of this Form 12b-25 is to state the reason for the late filing of the Form 10-Q. Other than Merrill's error, no other reason existed that would have prevented the Form 10-Q from being filed on the Due Date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian C. James                      (781) 467-3500
(Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ADE CORPORATION
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2003    By /s/ Brian C. James
                           Brian C. James
                           Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).